UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 17, 2010**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 17, 2010, Caterpillar Inc. issued a press release announcing the company's plans to produce a full range of mining shovels, ranging from a 125-ton model through an 800-ton model. Initial production will take place at the company's facility in Aurora, Illinois and the first commercially available shovels are expected to be available in late 2011.   The new 125-ton class shovel is expected to begin pilot production in early 2011 and the larger shovels are expected to be available beginning in 2013 through 2014.

The company also announced plans to expand capacity for trucks at its Decatur, Illinois and its Chennai, India facilities. The Decatur facility expansion is expected to increase truck capacity at the facility by nearly 30 percent. The Chennai facility expansion will increase capacity for 60-ton and 100-ton trucks, which is expected to more than double truck production capabilities in India.

The mining shovel development program and the additional truck capacity represent investments by the company of nearly $700 million.

The company is also updating the status of its electric-drive mining trucks. Commercial production of the 345-ton 795F AC truck is scheduled to begin in late 2010. Due to strong interest in the 795F, the company is increasing its planned build rate by more than 40 percent for 2011. Production of pilot units of the 240-ton 793F AC truck are expected to begin in early 2012.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

    99.1   Press Release dated June 17, 2010 regarding mining and truck capacity expansion.

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

June 17, 2010

By: */s/James B. Buda*

James B. Buda
Vice President, Chief Legal Officer and
Secretary

June 17, 2010

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
309-494-4100
dugan_jim@cat.com

FOR IMMEDIATE RELEASE

Caterpillar Increases Commitment to Mining Customers; Company to Produce Full Line of Mining Shovels and Expand Truck Capacity

Multi-Year investment of nearly $700 million aimed at strengthening Caterpillar's global leadership in the mining industry

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) is announcing a series of investments that, over the next four years, will significantly enhance the company's position as the leading manufacturer of products and solutions for the global mining industry. The company will produce a full range of mining shovels, ranging from a 125-ton model through an 800-ton model. Caterpillar has selected its manufacturing facility in Aurora, Ill., for initial production of the new product range and is conducting a study of additional production sources in other parts of the world. In early 2011, Caterpillar will begin pilot production of the new 125-ton class shovel. The first commercial shovels produced in Aurora are expected to be available later in 2011. The larger shovels are planned for commercial availability beginning in 2013 and through 2014.

This range will give customers a direct match for loading Caterpillar's industry leading mining trucks—from the 100-ton class 777F through the 400-ton class 797F. The Aurora facility also produces Caterpillar's largest wheel loaders, which are an alternative method for loading mining trucks.

"As we discuss solutions with our global mining customers, it's clear they want a complete line of Caterpillar shovels to best match the full range of Caterpillar trucks operating at their mines," said Chris Curfman, president of Caterpillar Global Mining.

(more)

Increasing Truck Capacity

The company is also accelerating previously announced capacity expansion plans for trucks in Decatur, Ill., with additional capacity expected to come on line beginning in 2011. The expansion in Decatur will increase truck capacity at the facility by nearly 30 percent. Decatur produces Caterpillar's largest mining trucks, including the flagship 797F series truck, which has a maximum capacity of 400 tons.

In addition, Caterpillar plans to increase capacity for 60 and 100-ton trucks at its existing manufacturing facility near Chennai, India. The capacity expansion would more than double truck production capabilities in India. The expansion for its 100-ton 777D and 60-ton 773E trucks in India should be completed by early 2012.

"The increased production in India and Decatur will better position the company to serve our mining customers in every region of the world, with a particular focus on the growing demand and customer base in the emerging markets of Asia and in Russia," Curfman added.

Combined, the long-term shovel development program and added truck capacity represent investments of nearly $700 million in Caterpillar mining products through 2014.

Caterpillar is also updating the status of its new electric-drive mining trucks. The company currently has pilot units of its 345-ton 795F AC truck at customer sites for final evaluation, with commercial production set to begin in late 2010. Initial interest in the new Cat 795F AC trucks has been strong, and the company has increased its planned build rate for 2011 by more than 40 percent to meet demand in all major mining markets throughout the world.

In early 2012, the company also plans to produce pilot units of the 793F AC truck with a 240-ton payload. Both the 793F AC and 795F AC will complement Caterpillar's full range of mechanical drive trucks.

"For generations, customers have relied on Caterpillar products, along with the service support of our global dealer network, to give them the lowest owning and operating costs over the life of a machine," said Caterpillar Chief Executive Officer-Elect Doug Oberhelman. "In today's globally competitive environment, our customers are counting on that level of reliability, durability and support more than ever. This investment of nearly $700 million demonstrates our commitment to Caterpillar mining customers around the world. It also is a great example of the job-creation benefits of global trade, as well over 60 percent of the large mining products made at our Illinois facilities are exported outside of the United States," Oberhelman added.

(more)

About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2009 sales and revenues of $32.396 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

Forward-Looking Statements
Certain statements in this press release relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors, including, but not limited to: (i) economic volatility in the global economy generally and in capital and credit markets; (ii) Caterpillar's ability to generate cash from operations, secure external funding for operations and manage liquidity needs; (iii) adverse changes in the economic conditions of the industries or markets Caterpillar serves; (iv) government regulations or policies, including those affecting interest rates, liquidity, access to capital and government spending on infrastructure development; (v) commodity price increases and/or limited availability of raw materials and component products, including steel; (vi) compliance costs associated with environmental laws and regulations; (vii) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (viii) financial condition and credit worthiness of Cat Financial's customers; (ix) material adverse changes in our customers' access to liquidity and capital; (x) market acceptance of Caterpillar's products and services; (xi) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xii) Caterpillar's ability to successfully implement Caterpillar Production System or other productivity initiatives; (xiii) international trade and investment policies, such as import quotas, capital controls or tariffs; (xiv) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xv) adverse changes in sourcing practices for our dealers or original equipment manufacturers; (xvi) additional tax expense or exposure; (xvii) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (xviii) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xix) increased payment obligations under our pension plans; (xx) inability to successfully integrate and realize expected benefits from acquisitions; (xxi) significant legal proceedings, claims, lawsuits or investigations; (xxii) imposition of significant costs or restrictions due to the enactment and implementation of health care reform legislation and proposed financial regulation legislation; (xxiii) changes in accounting standards or adoption of new accounting standards; (xxiv) adverse effects of natural disasters; and (xxv) other factors described in more detail under "Item 1A. Risk Factors" in Part I of our Form 10-K filed with the SEC on February 19, 2010 for the year ended December 31, 2009 and in Part II of our Form 10-Q filed with the SEC on May 3, 2010 for the quarter ended March 31, 2010. These filings are available on our website at www.cat.com/sec_filings.